

Mail Stop 3561

September 25, 2008

Via U.S. Mail and Facsimile (949) 489-0034

Jehu Hand
Chief Executive Officer
Cozumel Corporation
24351 Pasto Road, Suite B
Dana Point, CA 92629

Re: Cozumel Corporation
Item 4.01 Form 8-K
Filed September 12, 2008
File No. 000-27835

Dear Mr. Hand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please note that the date of the report should be same as the date of earliest event reported.

2. We note your disclosure that you terminated the accounting firm De Joya Griffith & Company LLC, as your principal accountants. Please revise the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or

was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B.

3. Please revise your disclosure in the first and fourth paragraphs to refer to the audit report of De Joya Griffith & Company LLC as opposed to the report of PSH (Pritchett, Siler & Hardy, P.C.). Refer to Item 304(a)(1)(ii).

4. Please describe the nature of each material weakness and the amounts involved, if any. Also, tell us in what period each material weakness occurred and whether or not you intend to restate any prior period for any adjustment resulting from the material weakness, and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the significant deficiencies and material weaknesses in the Company's internal control over financial reporting. Refer to Items 304(a)(1)(iv) and (v).

5. Please include an updated letter from your former accountant addressing your revised disclosures as Exhibit 16 letter to your Form 8-K/A.

Closing Comments

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688, if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief